COMMENTS RECEIVED ON 07/01/2021

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series 0-5 Year Inflation-Protected Bond Index Fund

Fidelity Series 5+ Year Inflation-Protected Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 520

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Series International Developed Markets Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 121

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.

2.

Fidelity Series 0-5 Year Inflation-Protected Bond Index Fund and Fidelity Series 5+ Year Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that we confirm supplementally that the Total annual operating expenses of each fund is less than 0.01%, exclusive of waivers.

R:

We confirm that the total annual operating expenses of each fund are less than 0.01%, exclusive of waivers.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

For each index, the Staff requests we disclose the component selection criteria, including how components are included or excluded; index weighted methodology, rebalance and reconstitution process, including frequency, and the approximate number of index components.

    R:

We are not aware of a requirement to disclose the methodology of third-party indices or their component selection criteria, index weighted methodology, rebalance and reconstitution process, or the approximate number of index components. We believe the description provided for each fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Series 0-5 Year Inflation-Protected Bond Index Fund and Fidelity Series 5+ Year Inflation-Protected Bond Index Fund:

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default) and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.”

From Fidelity Series International Developed Markets Bond Index Fund:

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.”

C:

The Staff requests we confirm if each fund will sell credit default swaps and, if so, disclose and add corresponding risk disclosure.

R:

If each fund enters into credit default swaps, the fund will typically buy credit protection as opposed to sell credit protection under such CDS. However each fund is not precluded from selling credit protection as disclosed in the prospectus.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

6.

Fidelity Series International Developed Markets Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy. If the policy includes below investment grade securities, the Staff requests we include the term “junk bonds”.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

7.

Fidelity Series International Developed Markets Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Bloomberg Barclays Global Aggregate Treasury ex USD, ex Emerging Markets, RIC Capped, Float Adjusted Index (USD Hedged), which is a multi-currency benchmark that includes fixed-rate treasury securities from developed markets issuers while excluding USD denominated debt.”

C:

Since the fund’s name includes “Bond,” the Staff requests we revise the 80% policy to state that the fund invests 80% of its assets in “bonds” rather than “securities.”

R:

The fund believes that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

8.

Fidelity Series International Developed Markets Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Bloomberg Barclays Global Aggregate Treasury ex USD, ex Emerging Markets, RIC Capped, Float Adjusted Index (USD Hedged), which is a multi-currency benchmark that includes fixed-rate treasury securities from developed markets issuers while excluding USD denominated debt.”

C:

The Staff requests we confirm supplementally that the index does not hold U.S. securities.

R:

Based on the publicly available information on the fund’s underlying index, we confirm that the index does not include U.S. securities.

9.

Fidelity Series 0-5 Year Inflation-Protected Bond Index Fund and Fidelity Series 5+ Year Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Prepayment. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.”

C:

The Staff requests we confirm supplementally that this is an appropriate risk for these funds since they are treasury funds.

R:

We agree that because the funds will invest in inflation-protected securities issued by the U.S. Treasury only, prepayment risk does not apply. Accordingly, we will remove this disclosure.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add specific risks for each fund’s swaps, options, and futures contracts, as applicable.

R:

Each fund believes that the risks associated with investing in derivatives, including the risks associated with swaps, options, and futures contracts, are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for these types of investments would be duplicative.

11.

Fidelity Series International Developed Markets Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add strategies for Geographic Concentration in Europe and Japan in the “Principal Investment Strategies” section.

R:

The Fund does not have a principal investment strategy of investing in European or Japanese securities. Instead, as an index fund, the fund’s principal investment strategy is to invest at least 80% of its assets in securities included in the Bloomberg Barclays Global Aggregate Treasury ex USD, ex Emerging Markets, RIC Capped, Float Adjusted Index (USD Hedged) , as disclosed. At times, the index may be invested 20% or more in one or more countries or regions. As of June 30, 2021, more than 20% of securities included in the index are European and Japanese securities, respectively. As a result, we have included “Geographic Concentration in Europe” and “Geographic Concentration in Japan” as principal investment risks.

12.

Fidelity Series International Developed Markets Bond Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff questions whether the fund and index currently concentrate in any industry and, if so, requests we consider disclosing here and add corresponding risks.

R:

Based on the publicly available information on the fund’s underlying index, the identified index is not currently concentrated in any single industry. Accordingly, we have not modified the disclosure.

13.

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, each fund provides investors a list of different types of debt securities. Although each fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, each fund has not called out these securities in that part of the prospectus.

14.

All funds

“Shareholder Information” (prospectus)

“Additional Information about the Purchase and Sale of Shares”

Frequent Purchases and Redemptions:

“Because each fund is primarily offered for investment only to certain other Fidelity® funds, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and each fund accommodates frequent trading.”

Buying Shares:

“Shares are offered only to certain other Fidelity® funds and Fidelity managed 529 plans.”

C:

The Staff believes that the disclosure regarding to whom shares of the fund are offered to is inconsistent should be standardized.

R:

We will modify the disclosure in the “Frequent Purchases and Redemptions” section as follows:

“Because each fund is ~~primarily~~ offered only for investment ~~only~~ to certain other Fidelity® funds and Fidelity managed 529 plans, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and each fund accommodates frequent trading.”

15.

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement(s) as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement(s).